INTERNATIONAL KRL RESOURCES CORP.

TSX-V: IRK

PK (USA): IRKLF

NEWS RELEASE

TRADING SYMBOL - IRK (TSX-V) and IRKLF:PK (USA)

DATE: December 15, 2005

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INTERNATIONAL KRL RESOURCES CORP. Files 43-101 Report on the Nor Property

International KRL Resources Corp. (the Company) has filed with the B.C. Securities Commission an independent NI 43-101 compliant, technical report on its NOR Property located in the Richardson Mountains, Yukon.  The author of the report is Peter T. George, P. Geo., a consulting geologist based in Ontario.

The 100% owned NOR Property, acquired by the company in 2004, is in a geological setting with striking similarities to the Gawlor Craton of South Australia, where the world-class Olympic Dam copper-uranium-gold-rare earth element deposit is located. The property comprises 236 contiguous mining claims covering approximately 48 square kilometres.

The report by Mr. George reviews results of the 2005 geophysical and geological mapping and geochemical sampling work and proposes an aggressive exploration program for the 2006 season.  He states that the 2005 airborne geophysical surveys indicates that the NOR heterolithic hematite-rich diatreme breccia, which outcrops at the north end of NOR ridge, continues to the south for a total strike distance of approximately 8 kilometres.  The size of this breccia target is similar to the size of the Olympic Dam copper-gold-uranium deposit. The 2005 soil geochemical program outlines anomalous areas of copper, uranium, gold and lanthanum (rare earth) which typify the system of the Olympic Dam-type mineralization.  Historical (1978 – 1980) results from early work at NOR by Getty Minerals returned samples of up to 4%U and 0.6% Cu.  At Olympic Dam WMC Resources has estimated resources as being in excess of 4 billion tonnes with current reserves of approximately 650 million tonnes grading 1.5% copper, 0.5 kg/t uranium, 0.5 g/t gold and 0.55 g/t silver.

Based on the results of both historical work and the 2005 exploration data, Mr. George compares the primary characteristics of the NOR and the Olympic Dam deposit, and concludes that the NOR Property warrants an intensive exploration program to test the potential for a large Olympic Dam-type body.  He recommends an initial 15,000 metre drilling program at depths of up to 1500 metres below surface along the 8 kilometre trend of the NOR ridge.  The estimated budget for this proposed 2006 exploration is $3.3 million. The Company announced an initial private placement to raise CND$700,000.

This NI 43-101 compliant Evaluation Report on the NOR Property is available for viewing on SEDAR.  The Qualified Person for the NOR Project is Michael Sanguinetti, P.Eng.  For more information on the NOR Property and International KRL Resources Corp. please visit www.krl.net and the SEDAR and EDGAR websites.

ON BEHALF OF THE BOARD

“Seamus Young”

Seamus Young

President

For further information contact:
International KRL Resources Corp.
Mr. Seamus Young, President

570– 789 West Pender Street, Vancouver, B.C.  V6C 1H2
Telephone:  (604) 689-0299    Facsimile:  (604) 689-0288   Toll Free in U.S.A.:  1 (800) 665-3772
Email:  info@krl.net   Web Page:  www.krl.net

Statements contained in this news release that are not historical facts are forward-looking statements, which are subject to a number of known and unknown risks, uncertainness and other factors that may cause the actual results to differ materially from those anticipated in our forward looking statements. Although we believe that the expectations in our forward looking statements are reasonable, actual results may vary, and we cannot guarantee future results, levels of activity, performance or achievements.

 The TSX Venture Exchange has neither approved nor disapproved the information contained herein.